STROOCK & STROOCK & LAVAN LLP
180 Maiden Lane
 New York, New York 10038
April 22, 2016
VIA EDGAR
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attention:  Ms. Anu Dubey

Re:	A&Q Long/Short Strategies Fund LLC File Nos. 333-194093 and 811-21195
Dear Ms. Dubey:
On behalf of A&Q Long/Short Strategies Fund LLC (the "Fund"), transmitted for filing as EDGAR correspondence are the Fund's responses to the comments of the staff (the "Staff") of the Securities and Exchange Commission, provided by you to me by telephone on March 22, 2016.  The comments of the Staff relate to Post-Effective Amendment No. 3 to the Fund's Registration Statement (the "Registration Statement") on Form N-2 under the Securities Act of 1933, as amended (also constituting Amendment No. 31 to the Registration Statement on Form N-2 under the Investment Company Act of 1940, as amended (the "1940 Act")) (the "Amendment"), filed on February 26, 2016.
Set forth below is a summary of the Staff's comments and the Fund's responses thereto.  Capitalized terms used herein and not otherwise defined are used with the meanings assigned to them in the Amendment.
PROSPECTUS
Prospectus Summary—Investment Program
Comment 1.                          The Fund discloses under this caption that it invests its assets principally in a portfolio of Investment Funds that primarily employ long/short equity strategies, including those involving foreign issuers.  Please confirm whether the Investment Funds that employ such long/short equity strategies may invest in the securities of foreign issuers located in emerging markets.  If so, please revise the disclosure accordingly.
Response 1.                          We propose to revise the disclosure as follows:
Currently, the Fund invests its assets principally in a portfolio of Investment Funds that primarily employ long/short equity strategies.  Such Investment Funds may invest in the securities of foreign issuers, including those ~~involving foreign issuers~~ in emerging markets.  The Fund also will invest in Investment Funds that employ other strategies, which may include relative value, merger arbitrage/event-driven, macro, distressed investing and emerging market strategies.
Summary of Fund Expenses
Comment 2.                          Please include in your correspondence a completed fee table and example for our review.
Response 2.                          Please see the below completed fee table and expense example.

The following table illustrates the expenses and fees that the Fund expects to incur and that investors can expect to bear.  The expenses associated with investing in a "fund of funds," such as the Fund, are generally higher than those of other types of funds that do not invest primarily in other investment vehicles.  This is because the investors in a fund of funds also indirectly pay a portion of the fees and expenses, including incentive allocations, charged at the Investment Fund level.
Investor Transaction Expenses
Maximum Sales Load(1) (percentage of purchase amount)	2.00%
Maximum Redemption Fee	None(2)
Offering Expenses Borne by the Fund (as a percentage of offering amount)	0.01%

Annual Expenses (as a percentage of net assets attributable to Interests)
Management Fee	1.45%
Other Expenses (Including Administrator Fee: 0.30%)	0.91%
Acquired Fund Fees and Expenses (Investment Fund fees and expenses)(3)	4.80%

Total Annual Expenses	7.16%(4)
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(1)            Generally, the stated minimum initial investment in the Fund is Interests with an initial value of at least $50,000, which minimum may be reduced for certain investors.  Investments may be subject to a waivable sales load of up to 2%.  See "Plan of Distribution."

(2)            While the Fund does not impose any charges on a repurchase of Interests in the Fund, it may allocate to tendering investors withdrawal or similar charges imposed by Investment Funds if the Adviser determines to withdraw from the Investment Fund as a result of a tender and such a charge was imposed on the Fund.

(3)            Includes the fees and expenses of the Investment Funds in which the Fund is already invested and intends to invest based upon the anticipated net proceeds of this offering.  Some or all of the Investment Funds in which the Fund invests charge incentive fees or allocations based on the Investment Funds' earnings.  The incentive fees or allocations charged by unregistered Investment Funds in which the Fund invests are expected to typically range from 15% to 30% of net profits.  The "Acquired Fund Fees and Expenses" disclosed above are based on historic earnings of the Investment Funds, which may change substantially over time and, therefore, significantly affect "Acquired Fund Fees and Expenses."  The amount of the Fund's average net assets used in calculating this percentage was based on average net assets for the fiscal year ended December 31, 2015 of approximately $210 million, plus anticipated net proceeds of approximately $994 million from this offering.  The Adviser estimates that approximately 1.77% (as a percentage of the net assets attributable to Interests) of the 4.80% shown as "Acquired Fund Fees and Expenses" reflects operating expenses of the Investment Funds (i.e., management fees, administration fees and professional and other direct, fixed fees and expenses of the Investment Funds).  The Adviser estimates that the balance of approximately 3.03% is attributable to performance-based fees and allocations as well as other investment-related expenses of the Investment Funds (for example, interest expense, dividends paid on investments sold short, bank charges and commissions, stock loan fees, etc.).

(4) Total annual expenses shown in the table are as of the Fund's fiscal year ended December 31, 2015 and will increase or decrease over time based on the Fund's asset level and other factors.

The purpose of the table above and the example below is to assist you in understanding the various costs and expenses you would bear directly or indirectly as an investor in the Fund.  The annual "Other Expenses" shown above are estimated based on average net assets of the Fund for the fiscal year ended December 31, 2015 of approximately $210 million.  "Other Expenses" do not include any fees or expenses charged by Investment Funds (which are reflected separately under "Acquired Fund Fees and Expenses").  For a more complete description of the various costs and expenses of the Fund, see "Management of the Fund."
EXAMPLE:	1 Year	3 Years	5 Years	10 Years

You would pay the following expenses, including a sales load (see footnote 1 above), on a $1,000 investment, assuming a 5% annual return:	$89	$224	$353	$651

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*	Without the sales load, the expenses would be: $71 (1 Year), $208 (3 Years), $339 (5 Years) and $644 (10 Years).
The example is based on the fees and expenses set forth in the table above and should not be considered a representation of future expenses.  Actual Fund expenses may be greater or less than those shown (and "Acquired Fund Fees and Expenses" may also be greater or less than that shown).  Moreover, the Fund's actual rate of return may be greater or less than the hypothetical 5% return shown in the example.  If the Investment Funds' actual rates of return exceed 5%, the dollar amounts could be significantly higher as a result of the Investment Funds' incentive allocations.
For a hypothetical $50,000 interest in the Fund at the Fund's inception through December 31, 2015, net gain would be $44,472.
The Fund's total return for the period from February 1, 2003 (commencement of operations) to December 31, 2015 was 88.94%, and does not reflect deduction of a sales load.  If deduction of a sales load had been reflected, the total return for the period would have been lower.
STATEMENT OF ADDITIONAL INFORMATION
Repurchases and Transfers of Interests—Involuntary Repurchases
Comment 3.                          The disclosure includes five bullets that set forth when the Fund may repurchase involuntarily an Interest or portion of an Interest.  Please delete the bullets, and revise the disclosure to state that the Fund may repurchase Interests involuntarily at net asset value in accordance with the Fund's limited liability company agreement and Section 23 of the 1940 Act.
Response 3.                          We propose to delete the bullets, and revise the disclosure as follows:
The Fund may, at any time, repurchase involuntarily at net asset value an Interest or portion of an Interest of an investor, or any person acquiring an Interest or portion thereof from or through an investor ~~if:~~, in accordance with the LLC Agreement and Section 23 of the Investment Company Act, and any applicable rules thereunder.  The repurchase price payable in respect of repurchased Interests will be equal to the value of the investor's capital account or applicable portion thereof based on the estimated net asset value of the Fund's assets as of the calculation date, after giving effect to all allocations to be made to the investor's capital account as of such date.
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Should you have any questions or comments, please feel free to contact me at 212.806.6274 (bgreen@stroock.com) or Gary L. Granik of this office at 212.806.5790 (ggranik@stroock.com).
Very truly yours,

/s/ Brad A. Green
 Brad A. Green
cc:  Gary L. Granik